VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

October 11, 2017	Michael J. Aiello +1 (212) 310-8552 michael.aiello@weil.com

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Cannae Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-4
Filed October 2, 2017
File No. 333-217886

Dear Ms. Parker

On behalf of Cannae Holdings, Inc. (“Cannae” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 26, 2017 (the “Comment Letter”) with regard to Amendment No. 6 to the Registration Statement on Form S-4 (File No. 333-217886) filed by the Company on October 2, 2017 (as so amended, the “Registration Statement”).  The responses are based on information provided to us by the Company.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Registration Statement.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.

Summarized Pro Forma Balance Sheet, page 57

1.                                      We note your response to our previous comments number 4 and 6. You state that you expect to control over 50% of the outstanding voting shares of J. Alexander’s, and expect to own only approximately 34.1% of the economic interest in J. Alexander’s. You further state that “the Class A and Class B Common Stock holders will together have the power to direct the significant activities of the legal entity and ratably receive returns and absorb losses, which the Company is expected to control through Class B Common Stock and Units.” Based on the above, and assuming that J. Alexander’s is not a VIE, please tell us how you considered the rights of the non-controlling shareholders and the impact on your ability to consolidate J. Alexander. Please provide us your analysis of the guidance in ASC 810-10-25-2 through 25-14.

The Company respectfully acknowledges the Staff’s comment and clarifies that while the Class A and Class B common shareholders of J. Alexander’s ratably vote and receive returns and share losses based on their proportionate ownership of the Class A and Class B common shares, they do not “together” have the power to direct the significant activities of the legal entity.  The Company will have the sole power to direct the significant activities of the legal entity through its 52.5% direct and indirect voting interest in the Class B Common Stock of J. Alexander’s.

Management reviewed the shareholder rights associated with the 99 Merger and determined that the non-controlling shareholders have certain protective rights which are limited to participation in charter and bylaw amendments and the removal of a director for cause.  These rights require a 66 2/3% affirmative vote of the shareholders of J. Alexander’s.  The protective rights granted to the non-controlling shareholders do not include participation in the financial or operating decisions of J. Alexander’s, as these rights, such as selecting, terminating, and setting compensation of management and establishing operating and capital budgets and related decisions, are vested exclusively with the Board of Directors, which will be controlled by the Company as the Company will control the majority of the vote with regard to the election of directors. Given the Company’s control of the vote of the election of Board of Directors, we do not believe the non-controlling interest holders have substantive participating rights which would overcome the presumption that the investor with the majority of the voting interests should consolidate the investee (J. Alexander’s).

We have supplementally provided our consolidation analysis, specifically rows 46 through 49, which address the guidance in ASC 810-10-25-2 through 25-14.

2.                                      We note that in response to your prior comment 4, you provide a table reflecting the calculation of your expected ownership interest of J. Alexander’s in terms of voting rights. Please explain to us why you consider the entire 40.8% of FNH’s voting interest as the voting interest of the consolidated entity. In this regard, please explain why you have not reduced your voting interest of FNH to reflect only the 55% owned by the consolidated entity. Please advise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that due to the Company’s majority ownership of FNH and control of the FNH board of directors (the “FNH Board”), the Company unilaterally controls 100% of FNH’s 40.8% voting interest in J. Alexander’s and therefore, that voting interest should not be reduced for FNH’s minority interest holders.

The considerations that follow support the conclusion reached above. FNH cannot bifurcate its shares when voting on matters related to J. Alexander’s (i.e., FNH must vote all of its 40.8% interest in the same manner).  The FNH Board controls FNH’s vote with regard to J. Alexander’s shares, the Company controls the FNH Board, and the non-controlling interests in FNH do not have substantive participating rights.  Therefore, the Company controls 100% of FNH’s 40.8% voting interest in J. Alexander’s.  This 40.8% indirect voting interest in addition to the Company’s direct 11.7% interest provides the Company with 52.5% of the voting shares of J. Alexander’s.

This conclusion is consistent with the guidance in Pricewaterhouse Coopers’ Consolidation and Equity Method of Accounting Guide, Example 3-1 of chapter 3 (emphasis added):

•                  Company A has a controlling financial interest in Company B through its 60% ownership interest in Company B. Company B, in turn, owns 40% of Company C. Company A also directly owns 20% of Company C. Should Company A consolidate Company C? Yes. Even though Company A only has an economic interest of 44% in Company C (i.e., its 20% direct interest, plus its 60% of Company B’s 40% direct interest in Company C), Company A does have a controlling financial interest in Company C. Since Company A controls Company B, and thus can control Company B’s 40% voting interest in Company C, plus it has a direct 20% voting interest in Company C, Company A has a 60% controlling voting interest in Company C.

3.                                      We also note that you have provided the reasons you believe that J. Alexander’s is not considered a variable interest entity. As part of this explanation, you responded that the voting rights of Class A Common Stock and Class B Common Stock and Unit holders, when taken together, are proportionate to such investor rights to receive returns and obligations to absorb losses, if any. Please provide us more detailed explanation around this criteria. For example, the table on page 3 indicates that you have 52.5% voting interest but the table on page 4 reflects only a 34.1% economic interest. It would appear that these differences result in rights that are not proportional to the voting rights. Please advise and revise your disclosure accordingly.

The Company respectfully acknowledges the Staff’s comment.  The Company advises the Staff that, in the Company’s view, the 45% non-controlling economic interest in FNH does not result in disproportionate economics and voting in J. Alexander’s.  That is, the result of this perceived disproportionality related to FNH is not related to the rights included within the shares issued by J. Alexander’s.  The Company will indirectly own, through FNH, Class B Common Stock in J. Alexander’s, and in turn, the Company will be granted 40.8% of the voting interests.  The Company will directly own Class B Common Stock in J. Alexander’s, and in turn, the Company will be granted 11.7% of the voting interests.  Finally, the public shareholders and officers/directors of J. Alexander’s will own a proportionate amount of economics and voting interests through their 47.5% ownership interests held through the Class A Common Stock of J. Alexander’s.  In the Company’s prior response letter, the Company’s reference to “when taken together” was intended to acknowledge that the Company’s economic and voting interests were separated between Class B Common Stock which represents voting interests in J. Alexander’s and the Class B Units which represent economic interests in the operating partnership.

Further, the Company notes that if one were to consider the Company’s net 34.1% economic interest to be disproportionate to its 52.5% voting interest, this would represent disproportionately more voting interests.  The second condition in ASC 810-10-15-14(c) indicates that this variable interest entity characteristic would only be met if “substantially all of the legal entity’s activities…either involve or are conducted on behalf of an investor that has disproportionately few voting rights…” (emphasis added).  If the Company has disproportionately more voting rights, it would imply that another party has disproportionately few.  However, the Company does not believe that it would be appropriate to conclude that the non-controlling investors in FNH (who would not be expected to control any of the voting rights in J. Alexander’s) have disproportionately few voting rights in any entity where they hold no interests.

Finally, even if it were concluded that the non-controlling investors in FNH held disproportionate voting rights, substantially all of J. Alexander’s activities are not conducted on behalf of that investor. As such, the criteria in ASC 810-10-15-14(c) is not met.  Furthermore, if J. Alexander’s were determined to be a variable interest entity, the Company would nevertheless consolidate J. Alexander’s as its primary beneficiary, because the Company controls the power to direct the activities of J. Alexander’s through unilateral control of the Board of Directors.  Also, the Company has the obligation to absorb losses of J. Alexander’s that potentially could be significant to J. Alexander’s, if any, and the right to receive benefits from J. Alexander’s that potentially could be significant to J. Alexander’s.  In addition, the variable interest entity disclosures would not be required by the Company, because it would qualify for the exception to those disclosures as described in ASC 810-10-50-5B and 50-3(1).  Therefore, there would be no

(1)  Specifically, (1) J. Alexander’s issues voting equity interests, (2) the Company holds a majority voting interest and would be the primary beneficiary if J. Alexander’s was a variable interest entity, (3) J. Alexander’s is a business, and (4) J. Alexander’s assets can be used for purposes other than the settlement of its obligations.

change to the pro forma financial statements or disclosures included in the registration statement under the variable interest entity model.

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If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or my colleague Sachin Kohli at (212) 310-8294.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:                                Aamira Chaudhry

Staff Accountant

SEC

Claire Erlanger

Staff Accountant

SEC

Donald E. Field

Staff Attorney

SEC

Michael Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

Sachin Kohli

Weil, Gotshal & Manges LLP